SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 20, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. and
its Subsidiaries
Consolidated
Financial Statements
at December 31, 2006 and 2005
and Report of Independent Auditors

Report of Independent Accountants

To the Board of Directors and Stockholders
TAM S.A.

1
We have audited the accompanying consolidated balance sheets of TAM S.A. and its subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, of changes in stockholders’ equity and of changes in financial position for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2
We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3
In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2005, and the results of operations, changes in stockholders' equity and changes in financial position for the years ended December 31, 2006, 2005 and 2004, in accordance with accounting practices adopted in Brazil.

TAM S.A.

4
Although not required under accounting practices adopted in Brazil, the Company has presented statements of cash flows. This supplemental information has been subjected to the same auditing procedures described above and, in our opinion, these statements fairly present, in all material respects, the cash flows in relation to the overall financial statements.

5
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effects of such differences is presented in Note 31 to the consolidated financial statements

São Paulo, March 20, 2007

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Henrique Luz
Contador CRC 1RJ045789/T-2 “T” SP 002332

TAM S.A. and Subsidiaries

Consolidated Balance Sheets
at December 31
In thousands of reais

Assets	Note	2006	2005

Current
Cash and banks		122,458	92,935
Financial investments	5	2,330,520	902,517
Customer accounts receivable	6	780,972	763,165
Inventories	7	113,875	104,565
Taxes recoverable		67,345	43,035
Advances to aircraft manufacturers	8	221,793	100,995
Deferred income tax and social contribution	19	33,050	23,782
Prepaid expenses		119,940	129,479
Other		72,765	21,758

		3,862,718	2,182,231

Non-current
Long-term assets
Deposits in guarantee	9	144,444	118,660
Deferred income tax and social contribution	19	109,277	166,236
Judicial deposits	17	55,577	55,877
Advances to aircraft manufacturers	8	130,915
Advances for aircraft maintenance		46,596
Other		26,346	12,466

		513,155	353,239

Permanent assets
Other investments		70	70
Property, plant and equipment	11	791,685	768,606
Deferred charges		717	6,662

		792,472	775,338

		1,305,627	1,128,577

Total assets		5,168,345	3,310,808

Liabilities and stockholders’ equity	Note	2006	2005

Current liabilities
Suppliers		346,817	282,048
Short-term debt including current portion of long-term debt	12	221,908	118,448
Financial lease and operating lease liabilities	13	69,108	62,049
Debentures	18	60,588	26,109
Salaries and payroll charges		194,128	134,048
Advance ticket sales	16	759,210	557,647
Taxes and tariffs payable		63,783	35,156
Income tax and social contribution payable		1,993	27,073
Interest on own capital and dividends payable	20	137,629	29,405
Other		174,125	121,146

		2,029,289	1,393,129

Non-current
Long-term liabilities
Long-term debt	12	230,864	151,405
Financial lease and operating lease liabilities	13	92,954	155,703
Debentures	18	508,076	33,244
Deferred income tax and social contribution	19	56,306	63,287
Provision for contingent liabilities and tax obligations under judicial dispute	17	722,761	654,101
Return of Fokker 100 fleet	15	62,806	85,004
Other		2,060	1,906

		1,675,827	1,144,650

Deferred income		11,099	11,099

Minority interest		2,744	1,843

Stockholders’ equity
Capital (representing 59,791,955 common shares and 90,771,386 preferred shares at December 31, 2006 and 59,816,248 common shares and 84,243,214 preferred
shares at December 31, 2005)	20	675,000	153,909
Capital reserve	20	102,855	350,782
Revaluation reserve	20	147,874	161,196
Retained earnings	20	523,657	94,200

		1,449,386	760,087

Total liabilities and stockholders’ equity		5,168,345	3,310,808

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Consolidated Statement of Operations
Years ended December 31
In thousands of reais, except amounts per thousand shares

	Note	2006	2005	2004

Revenue
Air transportation revenues
Domestic	21	5,161,935	4,192,698	3,233,300
International	21	1,537,461	1,033,556	893,140
Cargo	21	486,493	407,146	318,953
Other operating revenues	21	514,202	276,735	298,888

		7,700,091	5,910,135	4,744,281
Taxes and deductions		(355,441)	(261,370)	(223,910)

Net operating revenues		7,344,650	5,648,765	4,520,371
Cost of services rendered	22	(4,730,669)	(3,796,886)	(3,010,070)

Gross profit		2,613,981	1,851,879	1,510,301

Operating income (expenses)
Selling	22	(1,186,276)	(1,078,181)	(890,957)
General and administrative	22	(410,360)	(324,699)	(310,627)
Executive management fees	22	(20,764)	(22,088)	(13,998)
Financial expenses	23	(282,418)	(192,947)	(112,857)
Financial income	23	254,178	100,386	30,282
Other operating expenses, net	24	(126,199)	(30,806)	(14,610)

		(1,771,839)	(1,548,335)	(1,312,767)

Operating income		842,142	303,544	197,534

Non-operating income (expense), net		11,356	(8,046)	300,126

Income before income tax and social contribution		853,498	295,498	497,660

Income tax and social contribution
Current	19	(269,642)	(153,636)	(81,292)
Deferred	19	(26,892)	45,159	(74,673)

Income before minority interest		556,964	187,021	341,695

Minority interest		(1,010)	353	(563)

Net income for the year		555,954	187,374	341,132

Number of share at the end of the year (in thousand)	20	150,563	144,059	61,635

Net income per thousand shares at the end of the year (considering the retroactive effects of share split for 2004 described in Note 20(a))		3.69	1.30	5.56

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and Subsidiaries

Statement of Changes in Stockholders’ Equity
Years ended December 31
In thousands of reais

						Retained
		Capital	Revaluation			Earnings
	Capital	reserve	Reserve	Revenue Reserves		(Deficit)	Total

				Legal	Retention
				Reserve	of Profits

At December 31, 2003	120,749		337,514			(416,337)	41,926

Reversal of tax effects on revaluation			7,046				7,046
Reversal of revaluation reserve upon
change in type of aircraft engines			(4,023)				(4,023)
Reversal of revaluation reserve upon
change in type of aircrafts lease			(226,560)				(226,560)
Realization of revaluation reserve, net			(7,584)			7,584
Revaluation, net of tax effects			31,276				31,276
Net income for the year						341,132	341,132

At December 31, 2004	120,749		137,669			(67,621)	190,797

Reversal of deferred income tax			1,163				1,163
Capital increase (Note 20 (a))	33,160						33,160
Premium on subscription of shares		350,782					350,762
Reversal of revaluation reserve upon
disposal of aircraft engines			(1,405)				(1,405)
Realization of revaluation reserve, net
Note 20 (c))			(3,852)			3,852
Revaluation, net of tax effects
(Note 20 (c))			27,621				27,621
Net income for the year						187,374	187,374
Appropriation of net income: (Note 20 (d))
Legal reserve				5,988		(5,988)
Dividends proposed (R$ 0.20414391 per share)						(29,405)	(29,405)
Retention of profits
(unappropriated retained earnings)					88,212	(88,212)

At December 31, 2005	153,909	350,782	161,196	5,988	88,212		760,087

Capital increase (Note 20 (a))	34,316						34,316
Premium on subscription of shares		238,848					238,848
Effect of change in accounting practice
for maintenance (Note 20(g))			(10,194)			15,445	5,251
Capital increase	486,775	(486,775)
Loyalty program						(8,919)	(8,919)
Realization of revaluation reserve, net
(Note 20 (c))			(4,246)			4,246
Reversal of revaluation reserve upon
disposal of aircraft engines/aircrafts			(5,613)				(5,613)
Revaluation, net of tax effects (Note 20 (c))			6,731				6,731
Net income for the year						555,954	555,954
Appropriation of net income: (Note 20 (d)):
Legal reserve				27,798		(27,798)
Interest on own capital
(R$ 0.11231965 per share)						(16,911)	(16,911)
Dividends proposed (R$ 0.7993215 per share)						(120,358)	(120,358)
Retention of profits					401,659	(401,659)

At December 31, 2006	675,000	102,855	147,874	33,786	489,871		1,449,386

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and Subsidiaries

Statement of Changes in Financial Position
Years ended December 31
In thousands of reais

	Note	2006	2005	2004

Financial resources were generated by

Operations
Net income for the year		555,954	187,374	341,132
Expenses (income) not affecting working capital
Amortization of goodwill	24	717	1,341	2,291
Depreciation and amortization		101,855	85,353	91,426
Residual value of long lived assets disposals		17,512	7,920	577,443
Finance leases modified to operating leases				(833,523)
Deferred income tax and social contribution	19	22,381	(40,675)	96,792
Provision for contingencies and tax obligations under judicial dispute		68,660	204,588	87,648
Indexation charges on long-term receivables and liabilities		(14,811)	(16,745)	13,608
Minority interest		1,010	(353)	563

Adjusted income for the year		753,278	428,803	377,380

Stockholders
Capital increase	20	34,316	33,160
Premium on subscription of shares	20	238,848	350,782

		273,164	383,942

Third parties
Transfer from long-term to current assets		32,775	19,431
Increase in long-term liabilities		659,376	144,538	29,870

		692,151	163,969	29,870

Total funds generated		1,718,593	976,714	407,250

continued

	Note	2006	2005	2004

Financial resources were used for
Increase in long-term assets		223,661	15,768	9,272
Property, plant and equipment		136,136	109,543	122,285
Transfer from long-term to current liabilities		168,281	95,219	21,438
Prior year adjustment	20	8,919
Interest on own capital and dividends payable	20	137,269	29,405

Total funds used		674,266	249,935	152,995

Increase in working capital		1,044,327	726,779	254,255

Changes in working capital

Current assets
At end year		3,862,718	2,182,231	1,143,990
At beginning of year		(2,182,231)	(1,143,990)	(774,411)

		1,680,487	1,038,241	369,579

Current liabilities
At end year		2,029,289	1,393,129	1,081,667
At beginning of year		(1,393,129)	(1,081,667)	(966,343)

		636,160	311,462	115,324

Increase in working capital		1,044,327	726,779	254,255

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and Subsidiaries

Consolidated Statement of Cash Flow
Years ended December 31
In thousands of reais

	2006	2005	2004

Cash flows from operating activities

Net income for the year	555,954	187,374	341,132

Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	101,855	85,353	91,426
Amortization of goodwill	717	1,341	2,291
Deferred income tax and social contribution	26,892	(45,159)	74,673
Provision for contingencies and tax obligations under judicial dispute	68,660	204,588	87,648
Residual value of long lived assets disposals	17,512	7,920	577,443
Indexation charges and exchange variations, net	33,514	14,920	9,893
Finance leases modified to operating leases			(833,523)
Minority interest	1,010	(353)	563
Other provisions	8,878	(4,243)	9,043

(Increase) decrease in assets
Trade accounts receivable	(30,045)	(205,586)	(266,910)
Inventories	(7,738)	(10,470)	(9,251)
Taxes recoverable	(24,310)	(16,192)	25,510
Prepaid expenses	9,539	(42,631)	5,004
Deposits in guarantee	(31,861)	(9,991)	6,844
Judicial deposits	270	(8,172)	(6,155)
Deferred income tax and social contribution	23,593	42,311
Advances to aircraft manufacturers	(247,879)	(71,910)	2,573
Advances for aircraft maintenance	(46,596)
Other	(65,566)	(4,617)	1,034

Increase (decrease) in liabilities
Suppliers	64,769	17,832	64,427
Financial and operating lease	(28,752)	(46,117)	(25,658)
Advance from ticket sales	201,563	190,312	142,102
Taxes and tariffs payable	28,627	(14,189)	(12,140)
Salaries and payroll charges	60,080	12,944	63,628
Income tax and social contribution payable	(25,080)	24,001	3,072
Other	26,564	20,133	13,756

Net cash provided by operating activities	722,170	329,399	368,425

continued

	2006	2005	2004

Cash flows from investing activities

Acquisition of property, plant and equipment	(136,136)	(109,543)	(122,285)

Net cash provided by (used in) investing activities	(136,136)	(109,543)	(122,285)

Cash flows from financing activities

Capital increase	273,164	383,942
Dividends paid	(29,045)
Finance lease:
Issuance	1,248,331	626,819	214,872
Repayments (interests included)	(1,088,626)	(516,976)	(269,686)
Operating lease:
Issuance		23,144	20,212
Repayments (interests included)	(15,310)	(12,758)	(16,258)
Debentures:
Issuance	508,486		6,388
Repayments (interests included)	(25,508)	(25,436)	(77,130)

Net cash provided by (used in) financing activities	871,492	478,735	(121,602)

Increase in cash and banks and financial investments	1,457,526	698,591	124,538

Cash and banks and financial investments at the end of the year	2,452,978	995,452	296,861
Cash and banks and financial investments at the beginning of the year	(995,452)	(296,861)	(172,323)

Change in cash and banks and financial investments	1,457,526	698,591	124,538

Interest paid	37,385	21,943	15,797

Income tax paid	226,278	70,629	42,873

Non cash transactions – see Note 13 (b) modification to lease terms.

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and Subsidiaries

Notes to the Condensed Consolidated Financial Information
Years ended December 31, 2006, 2005 and 2004
In thousands of reais, unless otherwise indicated

1 Operations

TAM S.A. ("TAM'' or "Company'') was incorporated in 1997, to invest in companies which carry out air transportation activities. The Company's principal subsidiary, TAM Linhas Aéreas S,A, ("TLA''), operates in the transportation of passengers and cargo within Brazil and on international routes. In September, 2003, the Company acquired Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

From 2004, TLA began consolidating its subsidiary Fidelidade Viagens e Turismo Ltda ("Fidelidade''), which had previously been recorded at historical cost. Fidelidade operates in the travel and tourism agency sector.

In 2004, management began implementing programs to enhance the Company's cash flows including the implementation of a web based distribution channel, e-TAM, which generated a significant costs saving as well as other actions that resulted in reductions in costs and generated productivity gains.

Beginning in 2003, and consistent with the agreed schedule which runs through 2007, a number of Fokker 100 aircraft, were returned to the lessors.

On June 13, 2005 the Company concluded a public offering of its shares on the São Paulo Stock Exchange (“BOVESPA”), which raised funds for the acquisition/lease of narrow bodied aircraft (predominantly the Airbus A320), to renovate and expand its fleet, in line with its strategy to consolidate its leadership in the domestic market and further our participation in the international market. On July 15, 2005, the over-allotment option was exercised by underwriters of the public offering. With the same objective, on March 10, 2006 the Company made an additional Public Offering – this time on the BOVESPA and the New York Stock Exchange – NYSE, which was concluded on April 6, 2006, with the exercise of a supplementary lot of shares as permitted by the Preferential Share Distribution agreement.

2 Presentation of the Financial Statements

The financial statements have been prepared in accordance with the accounting practices adopted in Brazil ("Brazilian GAAP'') which are based on:

  Brazilian Law No. 6.404/76, as amended by Brazilian Law No. 9.457/97 and Brazilian Law No. 10.303/01;

  the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or "CVM''); and

  the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil, or "IBRACON'').

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'').

These financial statements have been prepared in connection with an international offering of shares, and include financial information commonly presented by Brazilian companies in international offerings. These financial statements therefore contain information that differs from the financial statements prepared for statutory purposes which were filed with the CVM in February 2006, as follows:

i. exclusion of parent company's financial statements;

ii. inclusion of three years of consolidated statements of operations, changes in stockholders' equity, changes in financial position and cash flows;

iii. (presentation of financial information and additional disclosures required by the accounting principles generally accepted in the United States of America ("U.S. GAAP''), as well as a reconciliation of the net income and stockholders' equity.

All net income per thousand shares, earnings per share and share amounts presented herein for 2004 and 2003 have been conformed to take account of retroactive effects of the share split, (Note 20 (a)).

The Company presents its statement of cash flows as supplementary information. The statement of cash flows was prepared in accordance with the relevant IBRACON standard (which is similar to IAS 7, except for the definition of cash and cash equivalents), and reflects the main operations that affected the Company's cash and banks and financial investments. Cash and banks consist of highly liquid cash deposits and financial investments are described in Note 5.

3 Significant accounting practices (a) Determination of results of operations

Results of operations are determined on the accrual basis of accounting. Revenue is recognized, as follows:

i. air transportation revenues (passengers and cargo) is recognized when transportation services are rendered;

ii. tickets sold but not yet used related to advances ticket sales are registered as current liabilities

iii. revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

iv. other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers ("TAM Fidelidade Program'') which is recognized when the points are issued to participants.

(b) Accounting estimates

The preparation of consolidated financial statements in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: the useful life of property, plant and equipment, allowance for doubtful accounts, allowance for inventories, deferred income tax assets, provision for contingencies and tax obligations under judicial dispute, valuation of derivative instruments, and assets and liabilities related to employees' benefits.

(c) Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statements of operations.

(d) Current and long-term assets

(i) Financial investments

Financial investments are initially recorded at acquisition cost and subsequently at market value. Investment funds are recorded at market value and are classified under financial investments under Brazilian GAAP.

(ii) Allowance for doubtful accounts receivable

The allowance for doubtful accounts receivable is established in an amount considered sufficient by management to cover expected losses incurred in the collection of those credits.

(iii) Inventories

Inventories, consisting of parts and materials to be used in maintenance and repair services, are stated at the average purchase cost, which is lower than replacement cost. Additionally, inventories are reduced by a provision for obsolete items, when applicable.

(iv) Advances for aircraft maintenance

Advances for aircraft maintenance represents prepayment of maintenance to lessors under some of our operating lease agreements. As the Company presents proof of the performance of such maintenance, the related advances are reimbursed.

(v) Other current receivables and long-term assets

Other current receivables and long-term assets are presented at net realizable values.

(e) Permanent assets

(i) Goodwill and negative goodwill

Goodwill related to the purchase of a minority interest in TLA, is based substantially on expected future profitability, and is being amortized over ten years, as from the date at which benefits are first generated.

Negative goodwill will be amortized upon the divestiture or write-off of this investment, and is recorded in the balance sheet as Deferred income.

(ii) Property, plant and equipment

Property, plant and equipment is recorded at the cost of acquisition, formation or construction, plus annual revaluation of aircraft, flight equipment land and building to their fair market values. Depreciation is recorded using the straight-line method (Note 11), and takes into account the estimated useful lives of assets.

Maintenance expenses are recorded using the built-in overhaul method and are amortized through the next scheduled maintenance. Amortization of capitalized maintenance is recorded within cost of services rendered.

(f) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued indexation charges and exchange rate variations.

(g) Provisions

Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(h) Advance from ticket sales

Advances for ticket sales represent our obligations to transport passengers related to tickets sold and not yet used.

(i) Pension plan and benefits to employees

TLA sponsors private defined contribution and defined benefit pension plans, In accordance with CVM Deliberation No. 371/00, the Company recognizes the actuarial liability, which was initially calculated in 2001, in the statements of operations, over a five year period. For subsequent periods, obligations are actuarially determined and accrued in the statement of operation. On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the “defined benefits” plan to the “defined contribution” plan.

(j) Income tax and social contribution

Current and deferred income tax and social contribution are recorded based on composite statutory rates.

Deferred tax loss carryforwards are recorded in accordance with CVM Instruction No. 371/02, and consider past profitability and expectations of future taxable income. Income tax and social contribution available for offset against tax payable are limited to 30% of annual taxable income in any single year.

The Company also recognized deferred income tax and social contribution on temporary differences, including liabilities over the surplus generated by the revaluation of assets.

(k) Leases

(i) Finance lease

Recorded in a specific account to reflect our liability in relation to lease contracts where the lessee holds a bargain purchase option to acquire the asset.

(ii) Operating lease

Operating leases are all leases other than finance leases. Liabilities and the respective expenses of this type of lease are recognized as incurred.

(l) Financial instruments

TLA contracts operations involving financial instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel price variations. These risks are managed by defining operational strategies and establishing control systems. Income is accrued based on the yield curve of the respective instruments and, when applicable adjusted to reduce the carrying value to market.

(m) TAM Loyalty Program

The Company sponsors a program (the TAM Loyalty Program) to award frequent flyers, whereby points are accumulated from TAM flights or flights with partner airline companies, or upon making purchases using the TAM Loyalty Program credit card, or using the services and products of partner entities.

During the year ended at December 31, 2006 the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the Loyalty Program.

The Company adopts the incremental cost method to recognize its obligation to honor the program benefits, by estimating total expenses of redeeming these tickets, taking into account the current average capacity levels of the flights and marginal cost, per passenger transported (basically insurance and catering).

The effect of this change – in the amount of R$ 8,919 was recorded directly to Stockholders' Equity under Retained Earnings, net of the tax effect of R$ 4,597.

Revenue resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, rental car and others are recorded when the points are issued to participants.

4 Consolidated Financial Statements

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in previous years.

The consolidated financial statements include the financial statements of TAM and its subsidiaries, as listed below:

	Date of consolidated Financial Statements	Economic ownership (%)

Company		2006	2005	2004

TLA	December 31, 2006	100.00	100.00	100.00
Mercosur	November 30, 2006	94.98	94.98	94.98
Fidelidade	December 31, 2006	99.99	99.99	99.99

From 2004, TLA began consolidating its subsidiary Loyalty, which had previously been recorded at historical cost.

Description of main consolidation procedures

  Elimination of intercompany asset and liability account balances.

  Elimination of investment in the subsidiaries' capital, reserves and retained earnings.

  Elimination of intercompany income and expense balances.

  Identification of minority interests in subsidiaries.

  Additionally, the revaluation of Mercosur’s property, plant and equipment has been considered in the consolidated financial statement, in order to assure consistency with the Company’s accounting practices, without having adjusted the corporate books in the country of origin.

  The financial statements of the company headquartered abroad (Mercosur) were translated into reais at the exchange rate at the balance sheet date.

5 Financial investments

	2006	2005

Denominated in local currency
Investment funds (cash and cash equivalents)	177,049
Bank Deposit Certificates	2,962	2,497
Investment funds (trading)	2,054,368	885,417
Others	84,846	808

	2,319,255	888,722

Denominated in foreign currency
Investment funds (trading)	11,295	13,795

	2,330,520	902,517

Investment funds represent shares in exclusive funds, which principally include shares in money market funds, federal government securities, bank deposit certificates, debentures and may include derivatives related to such securities.

6 Customers accounts receivable (a) Composition of balances

			2006	2005

	Domestic	International	Total	Total

Credit cards	421,890	15,737	437,627	406,107
Travel agencies	185,911	32,835	218,746	244,476
Account holders	24,608	1,309	25,917	21,310
Other airlines	1,417	28,382	29,799	33,885
Cargo agencies	4,590	15,993	20,583	12,290
Prepaid checks	13,412		13,412	18,506
Others	50,450	22,825	73,275	58,127

Total	702,278	117,081	819,359	794,701

Allowance for doubtful accounts	(33,666)	(4,721)	(38,387)	(31,536)

Total	668,612	112,360	780,972	763,165

(b) Change in the allowance for doubtful accounts

	2006	2005	2004

Balance at the beginning of the year	48,029	30,400	21,210

Increases (recorded as “sales expenses”)	20,955	5,802	11,754
Recoveries	(30,597)	(4,666)	(2,564)

Balance at the end of the year	38,387	31,536	30,400

7 Inventories

(a) Composition of balances

	2006	2005

Spare parts and material for repairs and maintenance	114,194	108,672
Other inventories	10,635	8,420

Total	124,829	117,092

Provision for loss on realization	(10,954)	(12,527)

Total	113,875	104,565

“Other inventories” is mainly composed of uniforms, stationary and catering items.

(b) Change in provision for loss on realization of inventory

The changes in provision for obsolete inventories are summarized as follows:

	2006	2005	2004

Balance at January, 1	12,527	12,520	10,022

Additions (recorded as “cost of services rendered”)	548	3,394	3,451
Reversal	(2,121)	(3,387)	(953)

Balance at December, 31	10,954	12,527	12,520

8 Advances to aircraft manufacturers

At December 31, 2006, advances to aircraft manufactures are represented by U.S. dollar denominated contractual prepayments of Airbus A320 aircraft, made to the manufacturer, of R$ 352,708 (2005 - R$ 100,995), equivalent to US$ 164,971 thousand (2005 – US$ 43,147 thousand). Of this amount, R$ 130,915 refers to aircraft which will be delivered in long-term.

The advances are classified as current assets, since TLA is guaranteed reimbursement of these amounts when the aircraft is leased by the manufacturer, within the following year, and once the financing for the equipment is agreed.

9 Deposits in guarantee

Deposits and collaterals in guarantee relating to the lease of aircraft and engines serve mainly to guarantee payments of operating lease installments. Such deposits and collaterals are denominated in U.S. dollars, and accrue interest based on the London Interbank Offered Rate ("LIBOR'') plus a spread of 1% per annum (p.a.). The terms for redemption are defined in the lease contracts.

10 Related-party transactions

During 2006, TLA received from Táxi Aéreo Marília S.A. ("Marília"), a company under common control, R$ 1,244 (2005 - R$ 2,143 and 2004 – R$ 2,107), relating to services provided, such as the use of its importations area and aircraft insurance.

The Company and its subsidiaries signed a contract on March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract establishes a monthly fee, adjusted annually by IGPM, which totaled to R$ 14,051 in 2006 (2005- R$ 11,559), recorded as Administrative expenses.

11 Property, plant and equipment

(a) Composition of balances

			2006	2005

					Annual average
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rate - %

Flight equipment	760,107	(341,412)	418,695	443,131	8.96
Land and Buildings	219,930	(12,463)	207,467	177,210	2.31
Computers and software	98,158	(42,636)	55,522	44,883	20.00
Machinery and equipment	64,303	(31,254)	33,049	34,044	10.00
Furniture, fixtures and
facilities	23,767	(11,930)	11,837	9,711	10.00
Vehicles	34,332	(27,040)	7,292	5,867	20.00
Construction in progress	43,406		43,406	42,150
Other	25,818	(11,401)	14,417	11,610	6.65

	1,269,821	(478,136)	791,685	768,606

Flight equipment, at December 31, 2006, includes engines and spare parts.

At December 31, 2006, the liens on property, plant and equipment amounted to R$ 110,499.

(b) Revaluation (Note 20 (c))

TLA, updated its revaluation of aircraft engines and properties at November 30, 2006, based on an independent revaluation report issued by Engeval Engenharia de Avaliações S/C Ltda,, which was approved at the Extraordinary Board Meeting held on December 29, 2006. This revaluation resulted in an increase in stockholders’ equity of R$ 9,541 or R$ 7,332 net of tax (2005 – R$ 25,577, net of tax). The revaluation was based on the current fair market value of the assets. When applicable, new estimates of useful lives of these items were determined.

Mercosur, revalued it aircraft engines and property at November 30, 2006, based on an independent revaluation report. This revaluation resulted in a decrease in the Company’s stockholders’ equity, of R$601 (2005- R$ 2,152). The revaluation was based on the current fair market value of the assets.

As required by CVM Deliberation No. 183/95, upon realization of the revaluation reserve R$ 4,246 was appropriated to the Retained earnings in the year ended December 31, 2006 (2005 - R$ 3,852; 2004 – R$ 7,584).

12 Short and long-term debt

	Guarantees	Interest rates (weighted average)	Payment terms and year of last payment	2006	2005

Local currency

Leasing of IT equipment	Promissory note of R$ 5,429	2.42% to 19.07% p.a (17.09% p.a.)	Monthly until 2009	7,534	29,393
Leasing of IT equipment	Promissory note of R$ 18,108	CDI + 0.36% p.a to 3.5% p.a. (3.83% p.a.)	Monthly until 2009	32,269
FINEM – Sub credit A	Lien over assets and accounts receivable	TJLP + 4.5% p.a. (6.45% p.a.)	Monthly until 2011	72,979	63,515
FINEM – Sub credit B	Lien overassets and accounts receivable	Basket of currencies BNDES + 3.50% p.a.(3.54% p.a.)	Monthly until 2012	11,762
Compror	Credit card receivable	14.21% p.a.	Monthly until 2007	129,952	46,848
Others	Promissory notes of R$ 6,995	TJLP + 10% p.a to 10.5% p.a. (12.20% p.a.)	Monthly until 2011	6,006	8,474

Total in local currency				260,502	148,230

Foreign currency
FINIMP	Promissory note of US$ 21,520 thousand	12 months LIBOR + 0.72% to 6.32% p.a.(6.1% p.a.)	Annual until 2009	134,113	102,361
International Finance Corporation - IFC	Guarantee deposit	6 months LIBOR+ 3%p.a. (8.4% p.a.)	Six-monthly until 2012	42,083
Leasing renegotiation	Letter of guarantee	Fixed instalments of (US$ 55 thousand)	Monthly until 2022	14,014	15,922
Financing - Machinery and equipment	Guarantee deposit	1 month LIBOR + 5% p.a. (10.32% p.a.)	Monthly until 2008	1,308	2,974
Others	Promissory notes of US$ 3,165 thousand	Fixed interest 8.5% p.a. (8.5% p.a.)	Six-monthly until 2007	406
Others	Promissory notes of US$ 2,252 thousand	6 months LIBOR + 2.5% p.a.(7.8%p.a.)	Six-monthly until 2007	330
Others	Lien on goods	Fixed rate of 8.5% p.a	Monthly until 2007	16	366

Total in foreign currency				192,270	121,623

Total in local and foreign currency				452,772	269,853

Current				(221,908)	(118,448)

Non-Current				230,864	151,405

FINIMP – Import Financing.
FINEM – Government Agency for Machinery and Equipment Financing.
TJLP – Long-term Interest Rate.
CDI – Interbank Deposit Certificate.

Long-term amounts mature as follows:

Year	2006	2005

2007		58,832
2008	79,092	41,764
2009	90,437	13,377
2010	24,548	13,419
2011	22,818	12,413
2012	3,997	869
After 2012	9,972	10,731

	230,864	151,405

On December 16, 2005, the Company signed a loan agreement contract with the International Finance Corporation – IFC – in the amount of US$ 50 million, US$ 33 million to be used for the financing of advances to aircraft manufacturers for future aircraft and US$ 17 million as working capital. In the six months ended June 30, 2006, the US$ 17 million working capital portion was drawn down. In the second semester of 2006, USD 3,9 million were used for financing pre-payments to aircraft manufacturer. Liens on equipment and liens on accounts receivable have been offered to secure the loan.

The Company is subject to some covenants under its loan facilities such as, financial ratios, limitation of issuance of new debt facilities and priority of prepayment of loans. As of December 31, 2006 the Company is in compliance with all of its covenants.

13 Leases Payable

(a) Composition of balances

	Rates (Weighted average)	Monthly payments with final due date	2006	2005

Foreign currency denominated
	6-Months LIBOR + 1.5% p.a. to 2.5%
Airbus A319/A320 engines	p.a. (7.2%) p.a.	2015	46,166	60,347
Airbus A330 engines and spare parts	1-Month LIBOR + 1.5% (6.8%)	2009	5,939	8,467
Fokker 100 engines	Fixed interest of 1.2% p.a.	2006		255
Refinancing of operational lease installments	1-Month LIBOR (5.5% p.a.)	2016	24,365	32,984
	6-Months LIBOR + 1.25% p.a. to
	2.25% p.a. (6.8% p.a.)	2011	73,465	95,942
	3-Months LIBOR + 1.75% p.a. (7.2%)	2009	8,247	8,430
	Fixed interest of from 1.12% p.a.	2007	3,880	11,327

			162,062	217,752

Current			(69,108)	(62,049)

Non-current			92,954	155,703

Long term finance leases and operating lease liabilities mature as follows:

Year	2006	2005

2007		45,983
2008	27,814	32,137
2009	27,765	30,357
2010	13,691	14,723
2011	8,631	13,974
2012	5,845	7,868
After 2012	9,208	10,661

	92,954	155,703

(b) Modification to terms

During the second quarter of 2004 the Company agreed with the lessors to modify the lease contracts for ten Fokker 100, four Airbus A319, two Airbus A320 and one Airbus A330, among others things, eliminating TLA’s a purchase option. This resulted in the leases being reclassified for accounting purposed from finance leases to operating leases. Accordingly, these finance lease contracts are no longer reflected on the balance sheet as assets with a corresponding lease obligation.

As a consequence, the revaluation reserve related to these aircraft and the corresponding deferred tax effects amounting to R$ 226,560 and R$ 116,713, respectively, were reversed, as provided by CVM Decision 165/94. The reversal effects on the balance sheet amounting to R$ 294,564 and R$ 58,715 were recorded as credit to Non operational income (expense), net and Financial expenses, respectively. The total credit balances reversed from the equity accounts, net of the tax effects, amounted to R$ 233,164. The amounts reversed from property, plant and equipment - flight equipment and financial leases, at the time the change in the type of leases was recorded, were R$ 544,360 and R$ 897,639 (US$ 318,510 thousand), respectively.

14 Commitments

(a) Operating leases

TLA has obligations arising from operating lease commitments. The obligations under these lease commitments are not reflected in the balance sheet because the contracts do not include purchase options for the aircraft subject to the lease agreements. These operating leases cover: 21 Fokkers-100, 14 Airbus A319, 50 Airbus A320 and 10 Airbus A330 (December 31, 2005 - 25 Fokkers-100, 13 Airbus A319, 36 Airbus A320 and 10 Airbus A330). These contracts are for periods of up to 192 months and are denominated in U.S. dollar and accrue six-monthly LIBOR. For the year ended December 31, 2006, the cost of aircraft leases, recognized in the consolidated statement of operations in Costs of services rendered, totaled R$ 704,523 (2005 - R$ 613,817), equivalent to US$ 323,606 thousand (2005 - US$ 254,432 thousand).

Future disbursements due on these contracts (expressed for purpose of convenience in U.S. dollars, at the balance sheet exchange rates) are as follows:

			Thousands of US dollars

	Rates (weighted average)	Monthly payments with final due payment in	2006	2005

Airbus A319	1-Month Libor (5.3% p.a.)	2014	115,713	97,026
	3-Months Libor (5.5% p.a.)	2009	15,279	19,360
	6-Months Libor (6.9% p.a.)	2020	177,065	187,927

Airbus A320	Fixed interest to 4.0% p.a.	2012	65,708	4,640
	1-Month Libor (5.8% p.a.)	2013	124,924	138,273
	3-Months Libor (5.8% p.a.)	2021	419,584	224,445
	6-Months Libor (6.0% p.a.)	2020	505,146	358,225

Airbus A330	6-Months Libor (7.1% p.a.)	2017	443,196	725,540
	Fixed interest to 4.6% p.a. to 5.6% p.a. (5.2% p.a.)	2020	231,110

Fokker 100	Fixed interest 1.12% p.a. to 2.0% p.a. (1.2% p.a.)	2011	73,934	101,553
	6-Months Libor (5.5% p.a.)	2007	6,961	13,459

Airbus	Fixed interest 0.92% p.a. to 1.01% p.a. (0.96% p.a.)	2011	7,143	1,696
engines
	6 Months Libor (5.2% p.a.)	2014	8,359	9,632

			2,194,122	1,881,776

All of the above operations are guaranteed by letters guarantee.

In addition, to meet the payment conditions established by contract, the Company offered promissory notes guaranteed by TAM totaling at December 31, 2006 US$ 60,943 (2005 – US$ 59,035).

Future disbursements due by year are as follows:

	Thousands of US dollars

Year	2006	2005

2006		261,205
2007	332,949	238,778
2008	307,169	213,358
2009	276,941	197,470
2010	264,053	188,201
2011	247,434	204,777
2012	231,711	164,657
After 2012	533,865	413,330

	2,194,122	1,881,776

(b) Commitments for future aircraft acquisition

TLA has commitments to purchase 4 new Airbus 320 aircraft, which have delivery schedules between 2007 and 2008.

During the first quarter of 2005, the Company signed an amendment to the contract with Airbus for the firm purchase of 20 Airbus A320 with an additional 20 options for the same aircraft family (including A319, A320 and A321). The delivery of the A320 family aircraft are scheduled between 2007 and 2010.

In the second semester of 2006 the Company finalized the contract to acquire a further 37 Airbus aircraft (15 A319, 16 A320 and 6 A330) for delivery by 2010.The Company also signed a Memorandum of Understanding signaling its intention to purchase 10 A350-900 with 5 options subject to future operational conditions, the A350 will start to be delivered at the end of 2012.

Also in 2006, the Company contracted the purchase of 4 new Boeing 777-300 ER with 4 options for the same aircraft.

The Company and the Boeing had also signed a short leasing operation for 3 aircrafts MD-11, that will serve as a bridge lean until the delivery of the 4 B777-300 ER.

15 Return of the Fokker 100 fleet

As a result of the agreement to return of the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease contracts, of which ten were finance leases and nine were operating leases. These aircraft, as from the date of the renegotiated lease contracts up to their return, are under operating leases.

TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. TLA also renegotiated the rescheduled overdue installments in the original amount of R$ 49,599.

The return of these aircraft was originally planned to take place in the period from July 2004 to July 2005. By December 31, 2006, 16 aircrafts had been returned in conformity with the original schedule. In November 2006, an amendment to the contract was signed extending, until May 2007, the timeframe for the return of the last 3 aircraft, out of the 19 renegotiated.

At December 31, 2006, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$ 74,619 (2004 - R$ 94,365), equivalent to US$ 34,901 thousand (2005 - US$ 40,315 thousand), of which R$ 11,813 (2005 - R$ 9,361) is classified in current liabilities (Other liabilities).

Non-current maturities have the following distribution:

Year	2006	2005

2007		12,311
2008	12,659	14,550
2009	16,854	19,371
2010	19,101	21,954
2011	14,192	16,818

	62,806	85,004

16 Advance from ticket sales

At December 31, 2006, the balance of advance ticket sales is represented by 2,263,942 (unaudited) (2005 - 1,483,315 (unaudited)) ticket coupons sold but not yet used.

17 Provision for contingencies and judicial deposits

Management of TLA and Mercosur recorded provisions for the estimated loss for amounts being disputed in court for those cases, as judged by the Company’s outside legal counsel, where loss to the Company is deemed probable, and for those amounts considered legal obligations under laws or decrees despite the Company’s questioning legislation.

At December 31, 2006 the amount of provisions and corresponding deposits into court are summarized below:

			2006	2005

	Provisions for contingencies	Judicial deposits	Net	Net

Tax obligations
Contribution for Social Security - COFINS (i)	300,232	(25,397)	274,835	250,119
Social Integration Program PIS (i)	81,773	(8,450)	73,323	68,981
Additional tariff (ii)	247,790		247,790	168,045
Withholding income tax (IRRF) on leases	11,910		11,910	10,932
Staff fund (iii)	50,514		50,514	35,978
Airport tariffs (iv)				61,931
Income tax		(3,164)	(3,164)	(3,164)

Others	4,027	(4,014)	13	(583)

	696,246	(41,025)	655,221	592,239

Labor contingencies (v)	4,815	(8,660)	(3,845)	(3,158)
Civil contingencies	21,700	(5,892)	15,808	9,143

	722,761	(55,577)	667,184	598,224

(i) Corresponds to the discussion of the constitutionality of the change in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law n° 9718/98. Judicial deposits were made for certain months, and others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC.

On November 9, 2005, the Supreme Federal Court ruled that the change in the tax base was unconstitutional. During 2006, the Company has been successful in obtaining favorable ruling on one process which has enabled the partial reversal of established provision in the amount of R$ 45,962, where R$ 26,243 has been deducted from administrative expenses and R$ 19,719 from financial expenses. At December 31, 2006, eight processes are yet to be judged.

(ii) Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes which are not supplemented. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii) Corresponds to the collection of 2.5% on the payroll for on the payroll for private social service and professional formation entities. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(iv) Corresponds to a claim to challenge the charges for use of communication and navigational support, the use of communications, visual and radio support at aircraft traffic terminals and charges for landing and on-ground time. The non-payment is supported by a judicial order. On March 2006, the preliminary injunction which granted TLA the right not to pay these charges was revoked. Due to this, TLA paid the accrued amount (R$ 94,726) up to that date on single installment and started to pay regularly these charges.

(v) Judicial deposits have a value in excess of the contingency provision because of judicial withholding orders and judicial deposits for contingencies not included within the provision which is recorded in accordance with the CVM’s Orientation no. 15/87.

The changes in provision for contingencies and tax obligations under judicial dispute are summarized as follows:

	2006	2005	2004

At beginning of the year	654,101	449,999	362,351

Increase (recorded as “administrative expenses”)	324,818	212,065	109,146
Reversals	(48,004)	(1,567)	(17,677)
Payments	(208,154)	(6,396)	(3,821)

At the end of the year	722,761	654,101	449,999

The Company and its subsidiaries are involved in other contingencies involving fiscal, labor and civil claims in the amount of R$ 292,242. Based on the opinion of its legal counsel, the Company believes that the chances of success for the remaining amounts are probable and therefore, no provision has been recorded.

18 Debentures

The outstanding balance per issue is set out below:

Issue Date	Series	Quantity	Amount issued	2006	2005

TAM
August 01, 2006	Exclusive	50,000	10,000	528,573
TLA
April 22, 2003	First	473,006	47,301	21,282	31,826
April 22, 2003	Second	222,835	22,284	10,026	14,994
May 16, 2003	Third	177,165	17,717	8,783	12,533

		873,006	87,302	40,091	59,353

Total				568,664	59,353

Current				(60,588)	(26,109)

Non-current				508,076	33,244

TAM

On July 7, 2006 Board of Directors approved the issue for public distribution of nominative, non-convertible, debentures with no guarantee or preference but for provided by TLA.

The debentures have a nominal value of R$ 10,000 and a term of six years, the repayment terms call for three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP – the custodian and liquidation chamber.

TLA

At the Extraordinary General Meeting held on April 7, 2003 stockholders approved the private issuance of non-convertible debentures, without the issuance of warrants or certificates, with nominal value of R$ 100.00 each. These debentures have already been placed in three series. Each series falls due 60 months after the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP).

The guarantee offered corresponds to the cash balance deposited by travel agents and held at Bank Boston Banco Multiplo S.A., on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

19 Income tax and Social Contribution

(a) Reconciliation between nominal and effective income and social contribution taxes

	2006	2005	2004

Income before income tax and
social contribution	853,498	295,498	497,660

Composite statutory rate - %	34	34	34

Nominal income tax and social contribution	(290,189)	(100,470)	(169,204)

Non deductibles/non taxables items	(6,345)	(8,007)	13,239

	(296,534)	(108,477)	(155,965)

Income tax and social contribution
Current expense	(269,642)	(153,636)	(81,292)
Deferred (expense) benefit	(26,892)	45,159	(74,673)

	(296,534)	(108,477)	(155,965)

(b) Composition deferred income tax and social contribution assets

	2006	2005

Income tax loss carryforwards		660
Social contribution carryfowards	5,184	28,118
Temporary differences	137,143	161,240

	142,327	190,018

Current	(33,050)	(23,782)

Non-current	109,277	166,236

The temporary differences are basically related to contingency provisions, allowance for doubtful accounts and exchange variations. Income tax losses and negative basis of social contribution carryforwards do not expire.

(c) Deferred income tax and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded by TLA at December 31, 2006 is net of income and social contribution charges of R$ 56,306 at December 31, 2006 (2005 - R$ 63,287).

20 Shareholder’s equity

(a) Capital

As at December 31, 2006, subscribed and paid-in capital is comprised of 150,563,341 shares (2005 – 144,059,462, taking into account the retroactive effects of the share split), of which 59,791,955 are common shares (2005 – 59,816,248, taking into account the retroactive effects of the share split) and 90,771,386 are preferred shares (2005 – 84,243,214, taking into account the retroactive effects of share split). Authorized capital amounts to R$ 1,200,000 (2005 – R$ 1,200,000) and can be increased upon issuance of common and preferred share with the Board of Directors’ (Conselho de Administração) approval.

At December 31, 2006 the Company did not hold any shares in treasury.

Common share confer to its bearer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in limited matters, however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved the split of the shares issued by the Company, whereby holders of each share received two shares of the same type. As a result, the total number of shares increased from 61,364,671 at March 31, 2005 to 122,729,342, of which 59,816,248 are common shares and 62,913,094 are preferred shared, all with no par value. At that same date, the following was approved:

  Increase in the limit of the Company's authorized capital to R$ 1,200,000.

• Revision of the Bylaws to reflect the corporate governance practices requirements set forth by BOVESPA Level 2.

• The maximum effect to the Company's stockholders is 2% of outstanding shares in the event of a share purchase plan that might be approved in the future.

On June 13, 2005 the Board of Directors approved the primary public offering of 21,133,000 preferred shares issued by the Company and the secondary offering of 9,057,000 preferred shares. The price of the primary offering of preferred shares was R$18.00 per share.

In July, 2005, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the June 2005 public offering of shares, the Company issued 197,120 preferred shares at the price of R$18.00 per share. The over-allotment option was approved by the Company.

On March 10, 2006 the Board of Directors approved the global offering of 5,000,000 preferred shares issued by the Company and the secondary offering of 30,618,098 preferred shares. The price of the primary offering of preferred shares was R$ 42.00.

In April, 2006, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the March 2006 public offering of shares, the Company issued 1,503,879 preferred shares at the price of R$ 42.00 per share. The over-allotment option was approved by the Company.

During 2006, the Company reached its BOVESPA Level 2 requirement to have a free float of 25% of its shares., At December 31, 2006, the free float was 45,5% (unaudited) (2005 – 21.7% - (unaudited)).

There are no over-allotment options outstanding.

(b) Capital reserve – share premium account

The premium on the subscription of shares is allocated to all stockholders equally.

(c) Revaluation reserve (Note 11(b))

The amount realized is in proportion to the depreciation of the revalued assets and is transferred to the accumulated deficit in 2006, amounted to R$ 4,246 (2005 - R$ 3,852). Of the total reserve, R$ 35,948 corresponds to the revaluation of land, which will only be realized upon sale.

In accordance with CVM Instruction No. 197/93, the deferred tax charges on the revaluation reserve, which at December 31, 2006 amounted to R$ 56,306 (2005 - R$ 63,287), are recognized in the statement of operations to the extent that the reserve is realized.

(d) Dividends and interest on stockholders’ equity

Pursuant to the Company's statutes, stockholders are assured a minimum dividend of 25% of adjusted net income for the year, after deducting 5% appropriated to the legal reserve, up to a maximum of 20% of capital. The preferred shares have priority in capital reimbursement and the right to a dividend at least equal to that distributed to the common shares.

The calculation of the minimum dividends is as follows:

	2006	2005

Net income for the year	555,954	187,374
Offset of prior year adjustment and of accumulated losses	(8,919)	(67,621)
Technical Interpretation of Ibracon pronouncement N° 01/06	15,445
Constitution of legal reserve - 5%	(27,798)	(5.988)
Realization of revaluation reserve	4,246	3,852

Basis for calculating dividends	538,928	117,617
Percentage	25%	25%

Obligatory minimum dividend (R$ 0. 89485262 per share – 2005 R$ 0.20414391)	134,732	29,405

Interest on stockholders’ equity, net of tax (R$ 0.09547170 per share)	14,374

Complementary dividend (R$ 0.79938215 per share)	120,358

(e) Retained income reserve

Article 196 of Corporation Law requires that the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve in order to finance the Company’s capital budget and working capital requirements. Future investments include the leasing of additional aircraft.

(f) Stock option plan

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved the stock option plan. The maximum dilution effect to the Company's stockholders is 2% of outstanding shares, or 2,857,247 shares, for a share options to be granted to full time employees by the Board of Directors.

The Board of Directors meeting held on December 21, 2005 and November 30, 2006, granted 715,255 and 239,750 preferred share options under the plan, respectively.

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the company at that time.

The Board of Directors granted the release of 955,005 preferred shares to be used as options under the plan bellow:

	1st grant	2nd grant

Date	December 28, 2005	November 30, 2006
Number of share	715,255	239,750
Year price – R$ per share	14.40	43.48
Readjustment index	IGPM	IGPM

(g) Change in accounting practice for maintenance

In 2006, IBRACON issued the Technical Interpretation 01/2006, which requires the adoption of the built-in overhaul method for maintenance expenses. Until December 31, 2005, the Company recorded maintenance expenses as incurred. Accordingly, the Company reverted depreciation expenses previously recognized related to maintenance totaling R$ 15,445 (R$ 10,194 net of taxes), and recorded such impact in the stockholders equity.

21 Gross Sales Report

The Company presents its gross sales information segmented by type of service rendered and geographic area:

(a) By type of service rendered

							Variation	Variation
							2006 to	2005 to
	2006	V (%)	2005	V (%)	2004	V (%)	2005 – (%)	2004 – (%)

Domestic revenue
Scheduled – Passenger	4,935,599	64.1	3,966,429	67.1	3,019,725	63.6	24.4	31.4
Charter – Passenger	226,336	2.9	226.269	3.8	213,575	4.5	0.03	5.9
Cargo	321,817	4.2	277,403	4.7	193,545	4.1	16.0	43.3

	5,483,752	71.2	4,470,101	75.6	3,426,845	72.2	22.7	30.4

International revenue
Scheduled – Passenger	1,513,334	19.7	1,010,701	17.1	871,248	18.4	49.7	16.0
Charter – Passenger	24,125	0.3	22,855	0.4	21,892	0.5	5.6	4.4
Cargo	164,678	2.1	129,743	2.2	125,408	2.6	26.9	3.5

	1,702,137	22.1	1,163,299	19.7	1,018,548	21.5	46.3	14.2

Other operating revenue
Commission	14,941	0.2	21,004	0.4	17,189	0.4	-28.9	22.2
Partnerships with
TAM Loyalty
Program	207,255	2.7	85,051	1.4	58,251	1.2	143.7	46.0

Aircraft sub-lease	33,657	0.4	65,228	1.1	126,320	2.7	-48.4	-48.4
Travel and tourism
Agencies	20,858	0.3	16,235	0.3	27,322	0.5	28.5	-40,6
Others (including
expired tickets)	237,491	3.1	89,217	1.5	69,806	1.5	166.3	27.8

	514,202	6.7	276,735	4.7	298,888	6.3	85.8	-7.4

Gross sales	7,700,091	100.0	5,910,135	100.0	4,744,281	100.0	30.3	24.6

(b) By region

							Variation	Variation
							2006 to	2005 to
	2006	V (%)	2005	V (%)	2004	V (%)	2005 – (%)	2004 – (%)

Brazil	5,997,954	77.9	4,746,835	80.4	3,725.694	78.5	26.4	27.4
Europe	616,941	8.0	457,190	7.7	449,218	9.5	34.9	1.8
North América	647,788	8.4	367,674	6.2	366,016	7.7	76.2	0.5
South America (excluding
Brazil)	437,408	5.7	338,436	5.7	203,353	4.3	29.2	66.4

	7,700,091	100.0	5,910,135	100.0	4,744,281	100.0	30.3	24.6

22 Main costs and expenses

						2006		2005		2004

				Expenses

			General
	Costs of		and
	service		adminis-	Directors’
	rendered	Sales	trative	fees	Total	%	Total	%	Total	%

Personnel	672,304	78,523	101,007	20,764	872,598	13.7	668,648	12.8	545,725	12.9
Fuel	2,129,856				2,129,856	33.6	1,694,980	32.5	1,066,731	25.3
Depreciation and amortization	80,651	1,337	19,867		101,855	1.6	85,353	1.6	91,426	2.2
Maintenance and repairs (except personnel)	387,972				387,972	6.1	356,322	6.8	389,186	9.2
Aircraft insurance	35,077				35,077	0.6	39,644	0.8	52,714	1.2
Landing, take-off and navigation tariff	314,977				314,977	5.0	233,012	4.5	185,773	4.4
Leasing of aircraft and equipment	711,761	2,015	5,021		718,797	11.3	627,248	12.0	651,034	15.4
Services rendered by third parties	197,207	167,881	174,548		539,636	8.5	373,721	7.2	360,461	8.5
Selling and marketing		875,254			875,254	13.8	854,602	16.4	656,326	15.5
Other	200,864	61,266	109,917		372,047	5.8	288,324	5.5	226,276	5.4

	4,730,669	1,186,276	410,360	20,764	6,348,069	100.0	5,221,854	100.0	4,225,652	100.0

23 Financial income and expense

	2006	2005	2004

Financial income
Interest from investments	222,857	59,915	2,111
Exchange variation	10,944	25,020	6,956
Interest income	15,080	11,024	3,896
Discounts obtained	4,550	4,413	15,552
Other	747	14	1,767

	254,178	100,386	30,282

Financial expense
Interest expense	(115,118)	(89,576)	(57,342)
Tax on Bank Account Transactions – CPMF	(27,344)	(20,007)	(14,287)
Financial instruments losses	(122,894)	(69,981)	(33,334)
Other	(17,062)	(13,383)	(7,894)

	(282,418)	(192,947)	(112,857)

Financial income (expense), net	(28,240)	(92,561)	(82,575)

24 Other operating expenses, net

	2006	2005	2004

Cancellation of third party contracts	(43,993)
Other losses	(34,394)	(16,870)	(1,210)
Other taxes	(23,969)	(4,669)	(843)
ICMS	(1,729)	(2,856)	(5,315)
Amortization of goodwill	(717)	(1,341)	(2,291)
Others	(21,397)	(5,070)	(4,951)

	(126,199)	(30,806)	(14,610)

In November 2006, the Company announced the cancellation of third party contracts for operation of its airports bases. As a result, a provision for losses with cancellation of contracts was recorded totaling R$ 43,993. This amount will be paid by April 2007.

25 Benefits to employees

(a) Supplementary pension plan

TLA sponsors three private pension plans TAM Prev I, II and III which supplement retirement benefits. On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. At December 31, 2006, there are still 7 participants which have not transferred into the PGBL.

The sponsors contribution paid during 2006 amounted to R$ 2,905.

The independent actuary’s evaluation, dated January 29, 2007, shows a pension asset of R$ 621, not included in the Company’s financial statements.

(i) Actuarial assumptions

The Projected Unit Credit Method was applied by an independent actuary based on the following actuarial assumptions (nominal rates, including inflation):

	Annual percentage

	2006	2005

Economic
Discount rate	11.83	11.83
Expected return on plan assets	13.72	13.72
Future salary increases	7.10	7.10
Inflation	5.00	5.00
Future increase in Social Security benefits	5.00	5.00

(b) Profit sharing

In accordance with the annual Union agreement, the Company will pay a share of its profits as a result of it reaching certain performance indicators established in line with the annual budget. Consequently, management recorded as “Salaries and payroll charges” at December 31, 2006, the provision for payment of this benefit in the amount of R$ 82,390 (2005 – R$ 42,465).

26 Insurance coverage

The subsidiaries contract insurance coverage for amounts considered above the minimum mandatory amounts deemed as necessary for possible claims, considering the nature of the assets and the risks of the activity. At December 31, 2006, considering the aircraft fleet of the TLA and Mercosur, the coverage for the aviation activity (aircraft and civil responsibility together) will give a maximum indemnity amount of up to US$ 1.5 billion.

Following the September 11, 2001 terrorist attacks in the USA, insurance companies established surcharges on the insurance of aircraft bodies and on civil liabilities generated by acts of war or terrorism.

The insurance companies limited worldwide coverage to US$ 150.000 thousand per claim, and for higher amounts, the premiums must be paid in cash for the total term of the policies, which has made an increase in the coverage by any amount, unviable.

As a consequence, the Brazilian Government, through Law 10744 of October 9, 2003 and Decree n° 5035 of April 05, 2004, assumed the commitment to match up eventual expenses of civil liabilities for third parties generated by war or terrorist attacks that the Company may be required to pay. As regulated by this law, expenses for civil responsibilities assumed by the Federal Government are limited to the equivalent in Reais of one billion U.S. dollars.

27 Contingent assets

(a) Value-Added Tax - ICMS

i. On December 17, 2001 the Federal Supreme Court ruled that domestic and internacional air passenger transportation revenue, as well as international air cargo transportation revenue were no longer subject to ICMS.

ICMS taxation on domestic air cargo transportation revenue is still due. Management recorded a provision of R$ 7,467 (2005 – R$ 9,952), in Taxes and tariffs payable. The installments due in more than one year totaling R$ 171 (2005 – R$ 547) are classified as long term liabilities under “Other liabilities”.

ii. Collected of certain ICMS payments made from 1989 to 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in error. The Company will recognize the credits, estimated at approximately R$ 55,000 and corresponding indexation adjustments, when final recovery is assured.

(b) Indemnification for losses on regulated fares

TLA filed a lawsuit against the Federal Government demanding indemnity for losses arising in the period from 1988 to 1993, when the fares were regulated by the Federal Government.

In In April 1998, the lawsuit was ruled in the Company’s favor by lower court of the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to delinquent interest since September 1993, and inflation adjustment since November 1994. The First Panel of Higher Court of Justice accepted the special appeal made by the Company determining that the Federal Court of Appeals judge the merit of the case without intervention from the Public Prosecutor.

Management has not recognized in the financial statements any amount for this indemnity and will do so only when the lawsuit is legally confirmed in its final instance.

(c) Additional tariff “ATAERO”

TLA filed a claim for questioning the legality of an additional charge of 50% over and above the normal tariff. On December 31, 2006, the amount under discussion totaled R$ 430,537.

TLA filed a claim for anticipated custody addressing the legality of the additional amount to tariffs (ATAERO), which rate is 50% on the tariff amount. On December 31, 2006, the amount under discussion totaled R$ 430,537 (unaudited), (2005, R$ 457,000 (unaudited)), not recognized in the financial statements.

28 Financial instruments

(a) General considerations

The Company enters into transactions involving financial instruments in order to reduce the exposure of its risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to operational strategies, pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high-risk assets of a speculative nature.

(i) Risk from the price of fuel

Airline companies are exposed to the volatility in fuel prices. Fuel represented in 2006 and 2005, 33.6% and 32.5% respectively of cost of services rendered, commercial, sales and administrative expenses.

At December 31, 2006, these operations, with maturity up to May 2007, represented an off balance sheet notional amount of approximately R$ 148,825 (2005 – R$ 82,912), equivalent to approximately 1,150 thousand barrels (2005 – 585 thousand barrels).

If settled at December 31, 2006, the above operations would represent losses of R$ 1,888 (2005 – R$ 47).

(ii) Foreign exchange rate risk

This risk is related to possible foreign exchange rates volatility, affecting the financial expense (or income) and the outstanding liabilities (or assets) balances indexed to a foreign currency. Part of this risk is mitigated given the fact that the Company operates overseas and revenues from these transactions are denominated in hard currency.

The existing policy for hedging foreign exchange risk is to cover of hard currency cash flow for the subsequent 12 months. At December 31, 2006 the period protected against the foreign exchange rate risk amounted to the following three months, based on scenarios and volatility.

The Company contracts derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel, engine maintenance services and financing related to its operational activities.

On December 31, 2006, contracts with options, acquired to hedge risks with liabilities to suppliers and financing, amounted to R$ 1,137,416 - US$ 532,000 thousands (2005 – R$ 816,904 – US$ 349,000 thousands) and have various maturity dates, up to September 28, 2007.

The above mentioned operations, if settled on December 31, 2006, would represent a loss of R$ 7,133, (2005 R$ 93,514).

(iii) Interest rate risk

This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the Company’s liabilities and assets are linked.

To minimize possible impacts from interest rate volatility, the Company has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt them to current market conditions.

(iv) Credit risk

Credit risk arises from the possibility of the Company not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated for financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently accompanying its debtor balance (mainly from travel agencies). With respect to marketable securities, the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b) Financial investments

Represented by funds designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as DI.

(c) Investments

TLA and Mercosur are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

29 Loyalty Program

At December 31, 2006, the TAM Loyalty Program carried 1,782,397 (unaudited) (2005 — 1,161,477 (unaudited)) one way domestic trip tickets earned by its clients but not redeemed. The Company currently records the incremental costs when awards are earned. Through the year ended December 31, 2005 the Company recorded the incremental cost when awards were redeemed. During 2006, 756,040 (unaudited) (2005 — 546,452 (unaudited)) free tickets were granted and used by our clients. The incremental costs of points earned nder the loyalty program for the years ended December 31, 2006 was R$ 19,039. The incremental costs include amount paid to other airlines for points redeemed on other airlines and passenger ticketing, food and beverages, insurance and estimated fuel costs for points redeemed on our flights.

The points earned by our clients from the TAM Loyalty Program are valid for two years for the redemption into tickets. This limits any growth in the liability from the program, which has tended to stabilize in relation to the number of passengers transported.

30 Subsequent events

On February 27, 2007, the Board of Directors approved the annual dividends payment and interest on stockholders’ equity based on the 2006 net income to be paid on March 30, 2007.

31 Summary of the Principal Differences between Brazilian GAAP and U.S. GAAP

(a) Description of the GAAP differences

The accounting practices of the Company are in accordance with Brazilian GAAP with differ significantly from U.S. GAAP, as are summarized below.

(b) Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

Brazilian GAAP discontinued inflation accounting effective January 1, 1996, Brazilian GAAP statements included indexation adjustments which partially accounted for the effects of inflation on property, plant and equipment, investments, deferred charges (together, denominated Permanent assets) and stockholders' equity, which reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only from January 1, 1998. Therefore the financial information for purposes of U.S. GAAP include additional inflation restatement adjustments in 1996 and 1997, made by applying the General Price Index - Internal Availability (“IGP-DI”) to the Company permanent assets and stockholders' equity. The IGP-DI index increased by 9.3% in 1996 and by 7.5% in 1997.

For purposes of the reconciliation, stockholders' equity under U.S. GAAP was increased by R$ 68 (2005 - R$ 156), due to the additional inflation restatement adjustments, net of depreciation. These amounts generate differences in depreciation charges of R$ 88, R$ 102 and R$ 116, respectively for years ended December 31, 2006, 2005 and 2004.

(c) Property, plant and equipment

(i) Revaluation of property, plant and equipment

Brazilian GAAP permits the revaluation of assets. The revaluation increment, net of deferred tax effects after 1991, is credited to a reserve account in stockholders' equity. Depreciation of the revaluation increments is charged to income and an offsetting amount is transferred from the revaluation reserve in stockholders' equity to retained earnings as the related assets are depreciated or upon disposal.

Under U.S. GAAP, revaluation of property, plant and equipment is not accepted and the revaluation increments and related deferred tax effects have therefore been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. Accordingly, the depreciation expense on revaluation has also been reversed in the statement of operations.

For the purposes of the reconciliation, under U.S. GAAP the revaluation reserve was reversed, net of depreciation and deferred tax effects, totaling R$ 147,874 at December 31, 2006 ( 2005 - R$ 161,196). In the statement of operations, these effects totaled R$ 4,246, R$ 3,852, and R$ 7,584 for the years ended December 31, 2006, 2005 and 2004 respectively.

(ii) Lease agreements

Brazilian GAAP does not have a specific requirement on accounting for leases and TAM recognizes as financial leases only contracts where the lessee has a bargain purchase option for the asset, All other leases are treated as operating leases.

Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases" defines financial leases as those leases that meet at least one of the following criteria:

  The lease transfers ownership of the property to the lessee by the end of the lease.
  The lease contains a bargain purchase option, for price below market value.
  The lease term is equal to 75 percent or more of the estimated economic life of the leased asset.
  The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the fair value of the leased asset at the inception of the lease.

Additionally, on renegotiation of lease terms, regardless as to whether the lessor is changed, the new lease is maintained as a financing lease by the lessee if under the amended lease terms, the lease would have been classified a finance lease either initially or at the renegotiation date.

At December 31, 2006, TAM had 39 aircraft recorded as operating leases under Brazilian GAAP (Airbus A319 – 9 units, Airbus A320 – 12 units; Airbus A330 – 8 units and Fokker 100 – 10 units), which, considering the rule set out above, were considered as financial leases under U.S. GAAP because the present value of the minimum payments of these contracts exceed 90% of the fair value of the asset leased.

Under U.S. GAAP, the acquisition cost of these aircraft and the related liability at the inception of the lease contract, totaling, at December 31, 2006, R$ 3,507,150, has been recorded in the balance sheet, while accumulated depreciation at December 31, 2006 amounts to R$ 694,735. The asset is being depreciated over the estimated useful life of 25 years for the aircraft Airbus A319, Airbus A320 and Fokker 100 and 30 years for the aircraft Airbus A330.

The obligations are recorded in short and long-term liabilities, including accrued interest and foreign exchange gains or losses. Depreciation expense on these aircraft recognized in the U.S. GAAP financial statements totaled R$ 133,942, R$ 127,810 and R$ 115,652, for the year ended December 31, 2006, 2005 and 2004, respectively. Foreign exchange gains (losses) on financial lease payables totaled R$ 226,879, R$ 329,638 and R$ 288,557 for the year ended December 31, 2006, 2005 and 2004, respectively. Interest expenses on the financial lease obligation of theses aircraft totaled R$ 151,928, R$ 139,876 and R$ 130,068, for the years ended December 31, 2006, 2005 and 2004, respectively. The operating lease expense recognized under Brazilian GAAP for these aircraft were reversed during all periods and totaled R$ 337,774, R$ 327,543 and R$ 329,558 for the year ended December 31, 2006, 2005 and 2004, respectively. The residual value of aircrafts returned have been written off upon return and totaled R$ 4,023 at December 31, 2006 (2005 – R$ 4,499).

For reconciliation purposes, the accumulated effects in stockholders’ equity totaled R$ 605,454 at December 31, 2006 (2005 – R$ 330,694).

Additionally, in 2004, TAM modified the lease for some aircraft and for Brazilian GAAP purposes these contracts were no longer recorded as financial leases. As a consequence the financial lease obligations and the underlying aircraft were eliminated generating a gain of R$ 353,279 for the year ended December 31, 2004.For U.S. GAAP purposes, these contracts were included in the context of the 39 contracts aforementioned, and therefore they were maintained as financial leases. For reconciliation purposes, the gain recognized under Brazilian GAAP was reversed, totaling R$ 353,279 for the year ended December 31, 2004.

Considering the aforementioned adjustments, the lease obligations under U.S. GAAP totaled:

	Rates (weighted average)	2006	2005

Foreing currency

Fokker 100 aircraft and engines	Fixed interest of 1.2% p.a.	161,035	316,792
Airbus A319/Airbus A320	6-Months LIBOR + 1.5% p.a. to
aircraft and engines	2.5% p.a. (7.2% p.a.)	1,200,799	1,414,170
Airbus A330 aircraft, engines
and spare parts	1-Month LIBOR + 1.5% p.a. (6.8% p.a.)	979,389	1,076,742
Lease obligations	1-Month (5.5% p.a.)	4,526	6,865
	6-Months LIBOR + 1.25% p.a. to 2.25% p.a. (6.8%
	p.a.)	16,436	16,409
	3-Months LIBOR + 1.75% p.a. (7.2% p.a.)	3,998	3,152
	Fixed interest of from 1.12% p.a.	2,842	11,277

		2,369,025	2,845,407

Current		(335,254)	(342,983)

Non-current		2,033,771	2,502,424

The lease obligations above are secured by letters of credit issued by the Company.

Long-term amounts mature as follows:

Year	2006	2005

2007		273,019
2008	242,411	268,342
2009	253,952	277,988
2010	236,641	296,131
2011	228,747	254,959
2012	230,414	245,860
After 2012	841,606	886,125

	2,033,771	2,502,424

(iii) Impairment

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure the asset is depreciated according to estimated net realizable value at the estimated date of substitution.

Under U.S. GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow, representing the lowest level in which identifiable cash flow is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

In the case of TAM, there were no impairment indicators and, therefore, no differences between U.S. GAAP and Brazilian GAAP related to impairment provision criteria were recorded for the years presented.

(iv) Gains on sale-leaseback

Brazilian GAAP does not have specific requirements on sale-leaseback transactions. All gains arising from sale-leaseback transactions were recognized at the time of the transaction.

Under U.S. GAAP, SFAS No, 28, "Accounting for Sales with Leaseback", establishes a sale-leaseback as a single financing transaction in which any profit or loss on the sale shall be deferred and amortized by the seller, who becomes the lessee, in proportion to rental payments over the period of time the asset is expected to be used. This is obligatory even where the sale-lease-back transaction is considered legally perfect in the Company’s country of origin.

			2006	2005	2004

	Gains on sale-leaseback	Accumulated amortizatio	Net	Net	Net

Transaction Airbus A330 (i)	319,073	(141,810)	177,263	203,852	230,441
Transaction Airbus A320 (ii)	54,957	(20,609)	34,348	39,844	45,339
Transaction Fokker 100 (iii)	76,815	(76,815)		1,749	9,424

	450,845	(239,234)	211,611	245,445	285,204

The amortization of gains on sale-leaseback transactions appropriated in the statements of operations for the year ended December 31, 2006, 2005 and 2004, as “Financial income (expenses), net” totaled R$ 18,941, R$ 24,895 and R$ 65,382, respectively and as “Other operating expenses, net” totaled R$ 14,893, R$ 14,864 and R$ 34,096, respectively.

For reconciliation of gains on sale-leaseback purposes, the effects in stockholders’ at December 31, 2006 totaled R$ 211,611 (2005 – R$ 245,445).

(i) In August 2001, TAM entered into an agreement which resulted in the termination of a financial lease for three Airbus A330 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM recognized a net gain of R$ 319,073 during 2001. This gain is being amortized over the period of the new lease contract, whose final liquidation is estimated to be in August 2013.

(ii) In April 2003, TAM entered into an agreement which resulted in the termination of a financial lease agreement for four Airbus A320 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM did not recognize any gain, as this contract had already been recorded as an operating lease. Under U.S. GAAP, this transaction generated a deferred gain of R$ 54,957, as this contract was registered as a financial lease. This gain is being amortized in accordance with the operating lease contract, of which final liquidation is estimated to be in March 2013.

(iii) Also, in December 2003, TAM reorganized its fleet of 19 Fokker 100 (Note 15), which resulted in the cancellation of 10 financial lease agreements and 9 operating lease agreements generating new operating lease agreements. For Brazilian GAAP purposes, TAM recognized a gain of R$ 76,815, which was recognized in the results for 2003. Under U.S. GAAP, this gain is being amortized in accordance with the aircraft return schedule, originally estimated to be completed in July 2005. In January 2005, an amendment was signed, postponing the return date of the last five aircraft until April 2006. In November 2006, another amendment to the contract was signed extending the timeframe for the return of the last 3 aircraft until May, 2007. The gain has been amortized through December 2006, because the impact of amortization through May 2007 is not relevant.

The transactions summarized above were considered to be a modification of the provisions of the original contract under U.S. GAAP, According to recently issued SFAS N°, 145, "Rescission of FASB Statements No, 4, 44, and 64, Amendment of FASB Statement N°, 13, and Technical Corrections", if the change in the lease provisions gives rise to a new agreement classified as an operating lease, the transaction shall be accounted for under the sale-leaseback requirements in accordance with paragraphs 2 and 3 of SFAS N°, 28, mentioned above.

(v) Sub-leasing of aircraft

The Company sub-leased three Airbus A 330 aircraft and one engine under operating leases to other airline company. The contract matured in November 2006 and the aircrafts and engines has returned.

(d) Deferred charges

Brazilian GAAP permits deferral of leasehold improvements.

Under U.S.GAAP, amounts related to leasehold improvements should be treated as additions to property, plant and equipment and reclassified for balance sheet disclosure purposes. As from the second quarter of 2006 such improvements were reclassified in the Brazilian GAAP financials to Property, plant & equipment and therefore the adjustment is no longer applicable. The amount reclassified in the balance sheet at December 31, 2005 amounted to R$5,228.

(e) Business combinations

(i) Goodwill

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. This goodwill is normally attributed to the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized.

Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill, applicable to each specific transaction. Upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity's reporting units and tested for impairment at least annually. Additionally, according to the U.S. GAAP, goodwill generated in transactions under common control should not be recorded but, instead, the difference between amounts paid and book values of net assets acquired should be recorded as a capital contribution or distribution.

The differences related to the Brazilian GAAP applicable to TAM derive mainly from (i) non-amortization of goodwill as from January 1, 2002 and (ii) non-recognition of negative goodwill arising from transactions of companies under common control, (Note (ii) below).

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2006 was R$ 717 (2005 - R$ 1,434), which is being amortized to income over a period of five to 10 years; negative goodwill at December 31, 2006 was R$ 11,099 (2005 - R$ 11,099).

For reconciliation purposes, amortization of goodwill as from January 1, 2003 was reversed, totaling R$ 717, R$ 1,341 and R$ 2,291 in the statement of operations for 2006, 2005 and 2004, respectively. In stockholders’ equity, for reconciliation purposes these effects totaled R$ 8,963 and R$ 8,246 in 2006 and 2005, respectively. For U.S. GAAP purposes, the net balance of goodwill at December 31, 2006 is R$ 9,680 (2005 - R$ 9,680).

(ii) Common control and negative goodwill – Mercosur

For Brazilian GAAP purposes, TAM Mercosur was acquired and consolidated by the Company in September 2003 through an exchange of shares.

For U.S. GAAP purposes, Mercosur has been considered under common control since 1996, because Mercosur has the same controlling stockholders as TAM and therefore, it was consolidated retroactively for all periods presented. The effects of the retroactively consolidation in the changes in stockholders’ equity have been recorded as additional paid-in capital.

Additionally, in this transaction, the negative goodwill for Brazilian GAAP purposes was generated by the difference between book value and the amount paid in the transaction for the acquisition of Mercosur. As this transaction was considered to be under common control, for U.S. GAAP purposes the difference between the amount paid and the book value of Mercosur was recognized in stockholders’ equity as a capital contribution.

Also, for Brazilian GAAP purposes, the effects of the exchange variation on this subsidiary’s stockholders’ equity are distributed among the lines of the statement of operations. For U.S. GAAP purposes, the effect of this exchange variation was recognized in stockholders’ equity in cumulative translation adjustments, in accordance with SFAS No. 52, “Foreign Currency Translation”.

For reconciliation purposes, the effects described above totaled R$ (5,183), R$ 8,870 and R$ 2,045, in the statement of operations for year ended December 31, 2006, 2005 and 2004, respectively, and R$ 11,828 in stockholders equity at December 31, 2006 and 2005.

(f) Pension and other post-retirement benefits

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC No. 26 is effective for financial statements ended from December 31, 2002. As permitted by the Standard, the transitional gain (being the difference between the plan net assets and the projected benefit obligation ("PBO")) at that date will be charged to income over five years.

Under U.S. GAAP, SFAS No. 87, "Employer's Accounting for Pensions", is effective for fiscal years beginning after 1988. As from such dates, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with this standard and therefore results in deferral differences, Until 1997, these amounts were treated as non-monetary items and indexed by the inflation, the U.S. GAAP also requires the recognition of an additional minimum liability.

Although the calculation of the sufficiency of the funded status has been the same since December 31, 2001, differences arise in (i) actuarial gains and losses, as initially there is no gain or actuarial loss on December 31, 2001, and (ii) recognition of the initial transition obligation and (iii) minimum liability, according to U.S. GAAP.

On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. At December 31, 2006, there are still 7 participants which have not transferred into the PGBL. As the migration of the employees to PGBL represents an irrevocable action, relieving the Company of primary responsibility for the pension obligation and eliminated significant risks related to the obligation and assets of the plan (which have already been transferred to PGBL) the participants transferred have been accounted for as partial settlement in accordance with SFAS No. 88, "Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits . The 7 participants not yet transferred to the PGBL had their benefits frozen in November 2006 and therefore have been accounted for as curtailment.

Based on the report of our independent actuary, the summary of sufficiency of funds and amounts recorded in the U.S. GAAP condensed balance sheet at December 31, 2006 and 2005 and the condensed statement of income for the years ended December 31, 2006, 2005 and 2004 of the TAM pension liabilities to retired beneficiaries, in accordance with SFAS no. 132 “Employer’s Disclosures For Pensions and Post-Retirement Benefits – revised”, is as follows:

	2006	2005	2004

Change in benefit obligation

Net liability of benefits projected at beginning of year	56,539	57,978	59,058

Service cost	445	2,784	3,495
Interest cost	3,080	6,690	7,065
Actuarial gain		(6,474)	(237)
Gross benefits paid	(1,871)	(2,777)	(2,337)
Effect from changes to plans – curtailment and partial settlement	(56,774)	(1,662)	(9,066)

Net liability of benefit obligation projected at end of year	1,419	56,539	57,978

	2006	2005	2004

Change in fair value of plan assets

At beginning of year	41,987	36,630	40,654

Actual return on assets	8,441	6,917	6,078
Employer’s contributions	241	2,421	1,245
Employees’ contributions	195	240	506
Effects from changes in plans- curtailment and partial settlement	(46,895)	(1,444)	(9,516)
Gross benefits paid	(1,871)	(2,777)	(2,337)

At end of year	2,098	41,987	36,630

	2006	2005	2004

Funded status
Funded status at end of year	679	(14,552)	(21,348)
Unrecognized net actuarial gain		(9,187)	(827)
Cost of unrecognized past services		2,805	1,748
unrecognized net transition assets		189	331

Accrued benefit cost	679	(20,745)	(20,096)

Plan data was measured at December 31, 2006.

The amounts recognized in the balance sheet consist of:

	2006	2005	2004

Accrued benefit cost	679	(20,745)	(20,096)
Additional minimum liability			(2,231)
Intangible assets			172

Net amount recognized	679	(20,745)	(22,155)

Weighted average assumptions at December 31
Discount rate- %	11.83	11.83	12.36
Expected return on plan assets- %	13.72	13.72	14.28
Rate of compensation increase- %	7.10	7.10	8.12

The accumulated benefit liability for the pension plan at December 31, 2006 amounted to R$ 1,406 (2005 - R$ 53,554).

	2006	2005	2004

Components of net periodic benefit cost
Service cost	255	2,553	2,839
Interest cost	3,080	6,690	7,065
Expected return on assets	(3,228)	(4,934)	(5,536)
Effects from changes in plans- curtailment and partial
settlement	(21,321)	(1,493)	(1,076)
Amortization of transition obligation	26	81	274
Amortization of actuarial losses (gains)	(236)	173	(37)

Net periodic benefit cost	(21,424)	3,070	3,529

The asset allocation for the Company’s pension plans at the end of 2006 and 2005, and the target allocation for 2006, by asset category, follows. The fair value of plan assets for these plans is R$ 2,098 and R$ 41,987 at December 31, 2006 and 2005, respectively. The expected long term rates of return on these plan assets were 13.72% and 14.28% for 2006 and 2005, respectively.

		Percentage of assets ate
	Target allocation		the end of the year

Asset category	For 2007%	2006	2005

Equity securities	5	5	5
Fixed income	95	95	95

Total	100	100	100

The plan investment strategy is based on a long-term macroeconomic scenario. This scenario presents low sovereign risk, moderate economic growth, stable inflation and exchange rates, and moderate interest rates.

The devised asset mix is composed by fixed income investments and equities. The fixed income target allocation is 95% and equities target allocation is 5%. The investment return from this mix of investments is 13.72% - greater than the discount rate of 11.83% .

For reconciliation purposes the following effects were recognized:

Pension expense

	2006	2005	2004

Reversal of pension expense recorded under BR GAAP	(16,837)	5,518	5,649
Recognition of pension expense under U.S. GAAP	21,424	(3,070)	(3,529)

U.S. GAAP adjustment on net income	4,587	2,448	2,120

Pension liability

	2006	2005	2004

U.S. GAAP opening balance	(20,745)	(22,155)	(19,205)

U.S. GAAP pension expense	21,424	(3,070)	(3,529)
Employer's contributions	241	2,421	1,245
Change in additional minimum liability/SFAS 158	(241)	2,231	(615)
Change in intangible assets		(172)	(51)

U.S. GAAP closing balance	679	(20,745)	(22,155)

Stockholders' equity

	2006	2005

Pension liability under Brazilian GAAP	0	17,078
Other comprehensive income under U.S. GAAP	679
Pension liability under U.S. GAAP		(20,745)

U.S. GAAP adjustment on stockholders' equity	679	(3,667)

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	2006	2005	2004

Net transistion obligation	6
Prior service cost	28
Unrecognized loss	(275)
Change in additional minimum liability		2,059	(666)

Total recognized in other comprehensive income	(241)	2,059	(666)

(g) Derivative instruments

Under Brazilian GAAP, there is no specific requirement for accounting for derivative instruments. The Company records its financial instruments based on contractual rates, recognized on the accrual basis of accounting.

Under U.S. GAAP, SFAS No. 133, as amended and interpreted, "Accounting for Derivative Instruments and Hedging Activities", requires that the Company recognizes all derivatives as assets or liabilities and measures these instruments to fair market value. Changes in market value are included in the Company’s results of operations. No derivative financial instrument of the Company qualified as hedges.

For reconciliation purposes, the valuation of instruments (forwards and options) at fair market value totaled R$84,540, R$ (85,606) and R$ (3,985) in results of operations for 2006, 2005 and 2004, respectively. The appropriated effect in the shareholder’s equity at December 31, 2006 was R$ (9,021) (December 31, 2005 - R$ (93,561)).

(h) Revenue recognition – Revenues from partners in the Loyalty Program

Under Brazilian GAAP, revenues related partnership with Programa Fidelidade for frequent flyers are recorded when the points are issued to participants.

Under U.S. GAAP, as from 2005, the Company is recognizing revenue earned from selling points into two components, The first component represents the revenue for air transportation sold, which are being valued at current market rate. This revenue is being deferred and recognized over the period the points are expected to be used. The second revenue component, represents the services deemed to have been provided associated with operating the program, which is being recognized when the points are sold.

For reconciliation purposes, the Company deferred revenue for the year ended December 31, 2006 totaling R$ 15,013 (2005 – R$ 15,185). The accumulated effect on stockholders´ equity at December 31, 2006 amounted to R$ 30,198 (2005 – R$15,185).

(i) Stock options plan

SFAS Statement 123 (R) “Share Based Payment”, requires the measuring and recording of the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). Awards granted with other than market condition, shall be classified as liability awards. . That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS no. 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value and the fair value of each reporting period of employee share options are estimated using the Black-Scholes option-pricing model. SFAS no. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As described in further details below, the Company has granted options to certain employees to purchase stock at prices below market. The market value of the options granted will be recognized for U.S. GAAP purposes as expense over the period in which the services are rendered. The fair value of the options classified as liability award will be reassessed each reporting date. Under Brazilian GAAP the stock options do not generate any expense and are recorded as a capital increase only when exercised, in the amount of the exercise price paid.

The Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved that a maximum of up to 2% of outstanding shares, or 2,857,247 shares, could be used for share options to be granted to full time employees by the Board of Directors’.

The Board of Directors’ meeting held on December 20, 2005, granted the release of 715,255 preferred shares and, on June 26, 2006, granted the release of 239,750 preferred shares as a second award to be used as options under the plan.

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the company at that time. The options have a contractual term of 7 years.

As of December 31, 2006, 955,005 stock options were outstanding, and none had been cancelled. The options contain a “service condition” as vesting and exercisability of the options depending only on the rendering of a defined period of services by the employee. The dismissed employees have the obligation to satisfy conditions in order to maintain their options right. At each reporting period the fair value of the options granted are remeasured as well as the compensation cost and recognized for the options awarded.

Stock options were granted initially with an exercise price of R$ 14.40 per share, for the first grant and R$ 43.48 for the second grant. The exercise price is adjusted by the IGPM (General Price Index), from the award date up to the date of the financial statements.

For Brazilian GAAP no value registered the expenses for the yielded options.

The average remaining contractual life is demonstrated below.

Under U.S. GAAP, the Company accounts for participation in the Plan in accordance with FASB Statement 123 (R) “Share Based Payment”, since 2005. Accordingly, as the plan is a classified as a liability award, compensation cost has been recognized as the fair value of the options at each reporting date. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions :

At December 31, 2006	1st grant	2nd grant

Risk-free interest rates	11.83%	11.83%
Exercise price (adjusted by IGPM)	R$ 14.95	R$ 43.62
Dividend yield	1.41%	1.41%
Volatility factors of the market	46.28%	46.28%
Stock market price	R$ 66.50	R$ 66.50
Expected life of the option	3.5 years	4.5 years

At December 31, 2006, the fair value of the stock options granted in 2005 was R$ 53.35 per share resulting in a total fair value of options granted of R$ 38,156.

The fair value of the stock options granted in 2006 was R$ 39.23 per share resulting in a total fair value of options granted of R$ 9,406 at December 31, 2006.

For U.S. GAAP purposes, the company registered expenses of R$ 10,168 for the year ended December 31, 2006, with a corresponding credit to liabilities, considering that the exercise price is indexed to an inflation index (IGPM). This adjustment has no impact for purposes of deferred income tax and social contribution because such expense is a permanent difference.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumption including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s option, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(j) Dividends and interest on stockholders’ equity

Under U.S. GAAP, the Company records dividends and interest on stockholders’ equity up to the limit of the minimum mandatory dividends. At December 31, 2006, there is no difference between Brazilian GAAP and U.S. GAAP for dividends and interest on stockholders’ equity.

(k) Loyalty Program

Under Brazilian GAAP, at December 31,2005, the incremental costs arising from the utilization of free tickets were expensed as incurred. As from 2006, the Company changed its practice and began to accrue future costs related to the utilization of accrued points (Note 3 (m)), thus eliminating this difference between BR GAAP and U.S. GAAP.

(l) Maintenance

Under Brazilian GAAP, through December 31, 2005 the Company recorded maintenance expenses as incurred. As from January 1, 2006, in accordance with Technical Interpretation of IBRACON 01/2006, the Company changed its accounting policy under Brazilian GAAP to the built-in overhaul method

Under U.S. GAAP, the Company records maintenance expenses as incurred. For reconciliation purposes, the Company reversed the effects caused by the change in accounting policy under BR GAAP in 2006. Accordingly, capitalized maintenance costs amounting to R$ 15,445 was reversed from stockholders’ equity at December 31, 2006 and the depreciation expenses recorded in 2006 amounting to R$ 6,752, has been reversed from the income statement, generating a net effect in stockholders’ equity of R$ 8,693.

(m) Earnings per share

Under Brazilian GAAP, net income (loss) per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares because, generally, this is the minimum number of shares that can be traded on the Brazilian stock exchanges. The 10% premium to which preferred stockholders were entitled until May 16, 2005 on distributed earnings is not allocated in calculating EPS under Brazilian GAAP.

Under U.S. GAAP, since the preferred and common stockholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share. The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period, including up to May 16, 2005, the 10% premium allocated to preferred stockholders. Earnings may be capitalized used to absorb losses or otherwise appropriated; consequently, such earnings would no longer be available to be paid as dividends. Therefore, no assurance can be made that preferred stockholders will receive distributed earnings.

As from May 16, 2005 the preferred shares receive the same dividends as common shares and no longer have the previous preferred share right to a dividend 10% higher than that distributed to common stockholders. In compensation current preferred shares have the right to vote in stockholders' meetings on limited matters and the right to receive the same price paid to common stockholders in the event of transfer of the Company's control. The earnings per share information for the years ended December 31, 2006 and 2005 reflects a proportionate profit allocation based on the period the previous preferred shares were in existence and the balance of the profits are allocated to the current preferred shares:

			2006

	Common	Preferred
	share	share	Total

Basic and diluted numerator
Undistributed earnings allocation	324,072	484,687	808,759

Total undistributed earnings	324,072	484,687	808,759

Weighted average number of outstanding shares -
basic and diluted (thousands)	59,794	89,429

Basic and diluted earnings per thousand shares
U.S. GAAP - (whole reais) – R$	5.42	5.42

				2005

		Preferred	Preferred
	Common	share	share
	share	current	previous	Total

Basic and diluted numerator
10% premium to preferred stockholders			7,749	7,749
Undistributed earnings allocation	187,086	154,195	77,495	418,776

Total undistributed earnings	187,086	154,195	85,244	426,525

Weighted average number of outstanding shares -
Basic and diluted (thousands)	59,816	81,331	62,913

Basic and diluted earnings per thousand shares –
U.S. GAAP – (whole reais) – R$	3.13	1.90	1.35

The stock options which were granted at end of the years 2006 and 2005 (Note 31 (i)) were considered to have an anti-dilutive effect on earnings per share.

			2004

	Common	Preferred
	share	share	Total

Basic and diluted numerator		20,970	20,970
Undistributed earnings allocation	199,372	209,695	409,067

Total undistributed earnings	199,372	230,665	430,037

Weighted average number of outstanding shares -
basic and diluted (thousands) (*)	59,816	62,913

Basic and diluted earnings per thousand shares –
U.S. GAAP – (whole reais) – R$ (*)	3.33	3.67

(*) Considering the retroactive effect of share split.

(n) Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income/loss and "other comprehensive income" that include charges or credits directly to equity which are not the result of transactions with owners. In the case of TAM, components of comprehensive income are its net income or loss, changes in additional minimum pension liability (SFAS no. 158) and cumulative translation adjustments (Note 31 (r (iii)).

(o) Deferred income tax and social contribution

Under Brazilian GAAP, deferred income tax recorded in assets represents the estimated amount to be recovered.

Under U.S. GAAP, deferred taxes on all temporary tax differences are accrued. Deferred tax assets and liabilities are classified as current or long term, according to the classification of the asset or liability that originates the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are offset among themselves and are not presented at the gross value.

Up to 2004, for purposes of U.S. GAAP, management had determined that a valuation allowance for TAM S.A. (the holding company), because of the reputable assumption of the three years taxable income was not met. During 2005, TAM S.A. met the assumptions of the three years taxable income, and the projections are sufficient to justify recording the assets. Therefore, management believes that TAM S.A. will more likely than not, realize the associated benefits. For purposes of reconciliation, management has reversed the valuation allowance previously recognized.

In addition for the purpose of reconciliation to U.S. GAAP, the benefits (expenses) of income tax related to U.S. GAAP adjustments were recognized.

Together, these adjustments amounted to R$ (134,623), R$ (107,167) and R$ (39,628) in 2006, 2005 and 2004, respectively in the statements of operations. The aggregate net deferred tax assets reflected in the shareholder's equity at December 31, 2005 was R$ (126,186) (December 31, 2004 - R$ 13,038). No valuation allowance has been provided on the deferred tax assets because management believes that these benefits will, more likely than not, be realized.

(p) Classification of statement of operations line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP. The consolidated statement of operations under Brazilian GAAP has therefore been reclassified to present a condensed consolidated statement of operations in accordance with U.S. GAAP (Note 31 (r (i)), Reclassifications are summarized as follows:

Reclassifications are summarized as follows:

.. Interest income and expense and other financial charges reported within operating income in the statement of operations presented under Brazilian GAAP have been reclassified to non-operating income (expenses) in the condensed consolidated statement of operations in accordance with U.S. GAAP.

.. Under Brazilian GAAP, gains and losses on the disposal of property, plant and equipment and investments or impairment of fixed assets are classified as non-operating income (expense) while under U.S. GAAP they are classified as an adjustment to operating income.

.. The net income (loss) differences between Brazilian GAAP and U.S.GAAP, as detailed in the reconciliation (note 31 (r)), were incorporated in the statement of operations in accordance with U.S. GAAP.

.. Cost of services rendered and operating income (expenses) under U.S. GAAP have been presented by type of expense, following disclosure standards used by the airline industry.

(q) Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. The Company recast our consolidated balance sheet prepared in accordance with BR GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 31 (s)). The reclassifications are summarized as follows:

  Under BR GAAP, according to Normas e Procedimentos de Contabilidade No, 20 - "Demonstração dos Fluxos de Caixa" cash and cash equivalents consist principally of highly liquid cash deposits and marketable securities, but there is no requirement that there is insignificant potential changes in value because of interest rate change nor is there a maximum 90 day original period to maturity.

  Under U.S. GAAP, the Company's funds are considered to be subject to potential change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under U.S. GAAP, such multi market funds were classified under marketable securities in the balance sheet.

  Under U.S. GAAP, certain deferred charges were reclassified to property, plant and equipment, according to their nature.

  Under BR GAAP, deferred income taxes are not netted and assets are presented separately from liabilities. For U.S. GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

  Cost of public equity offering under U.S. GAAP was reclassified to Capital in the Shareholder’s equity at December 31, 2006 in the amount of R$ 8,444 (2005 – R$ 19,465).

(r) Reconciliation of the differences between BR GAAP and U.S. GAAP

(i) Net income

	Note 31	2006	2005	2004

Net income under Brazilian GAAP		555,954	187,374	341,132

Reversal of revaluation depreciation	(c) (i)	4,246	3,852	7,584
Lease contracts
Depreciation of capitalized financial lease	(c) (ii)	(133,942)	(127,810)	(115,652)
Foreign exchange variation on finance lease	(c) (ii)	226,879	329,638	288,557
Interest expense on financial lease	(c) (ii)	(151,928)	(139,876)	(130,068)
Write-off of capitalized finance lease	(c) (ii)	(4,023)	(4,499)
Reversal of gains on change in type of lease	(c) (ii)			(353,279)
Reversal of operating lease expense	(c) (ii)	337,774	327,543	329,558

Total lease contracts		274,760	384,996	19,116

Amortization of gain on sale-leaseback transactions, net	(c) (iv)	33,834	39,759	99,478
Depreciation of additional indexation of permanent
assets for 1996 and 1997	(b)	(88)	(102)	(116)
Reversal of goodwill amortization	(e) (i)	717	1,341	2,291
Common control – Mercosur	(e) (ii)	(5,183)	8,870	2,045
Pension Plan	(f)	4,587	2,448	2,120
Fair value of derivative instruments	(g)	84,540	(85,606)	(3,985)
Maintenance	(l)	6,752
Loyalty Program	(k)		(13,520)
Revenue recognition on partnership with loyalty Program	(h)	(15,013)	(15,185)
Stock option plan	(i)	(10,168)
Public equity offering	(q)	8,444	19,465
Deferred income tax and social contribution
on adjustment above	(o)	(134,623)	(107,167)	(39,628)

Net income under U.S. GAAP		808,759	426,525	430,037

(ii) Stockholders’ equity

	Note 31	2006	2005

Stockholders’ equity as reported under
Brazilian GAAP		1,449,386	760,087

Reversal of revaluation, net	(c) (i)	(147,874)	(161,196)
Additional indexation of permanent assets for 1996 and
1997, net of depreciation	(b)	68	156
Lease contracts	(c) (ii)	605,454	330,694
Deferral of gain on sale-leaseback transaction	(c) (iv)	(211,611)	(245,445)
Reversal of goodwill amortization	(e) (i)	8,963	8,246
Business combination (Mercosur)	(e) (ii)	11,828	11,828
Pension plan	(f)	679	(3,667)
Fair value of derivative instruments	(g)	(9,021)	(93,561)
Revenue recognition on partnerships with Loyalty Program	(h)	(30,198)	(15,185)
Loyalty Program	(k)		(13,520)
Stock options program	(i)	(10,168)
Maintenance	(l)	(8,693)
Reversal of dividends	(j)		29,405
Deferred income tax and social contribution on
adjustments above	(o)	(126,186)	13,038
Minority interest on adjustments above		(729)	(729)

Stockholders’ equity as reported under U.S. GAAP		1,531,898	620,151

(s) Condensed consolidated financial statements under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in stockholders’ equity of TAM, under U.S. GAAP, were presented as follows:

(i) Consolidated balance sheet under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in stockholders’ equity of TAM, under U.S. GAAP, are as follows:

Assets	2006	2005

Current assets
Cash and cash equivalents	299,507	92,935
Marketable securities	2,153,471	902,517
Customers accounts receivable (net of allowance for doubtful
accounts – R$ 38,387 and R$ 48,029, respectively)	780,972	763,165
Inventories	113,875	104,565
Taxes recoverable	67,345	43,035
Prepaid expenses	117,327	120,013
Deferred income tax and social contribution	25,425	80,061
Advances to aircraft manufacturers	221,793	100,995
Other	72,765	21,758

	3,852,480	2,229,044

Long-term assets
Income tax and social contribution		122,995
Deposits in guarantee	144,444	118,660
Judicial deposits	55,577	55,877
Advances to aircraft manufactures	130,915
Advances for aircraft maintenance	46,596
Other	26,346	12,466

	403,878	309,998

Investments
Goodwill	9,680	9,680
Other investments	70	70
Property, plant and equipment	3,391,292	3,507,855

	3,401,042	3,517,605

Total assets	7,657,400	6,056,647

Liabilities and stockholders’ equity	2006	2005

Current liabilities
Suppliers	346,817	282,048
Obligations under finance lease and lease payable	335,254	342,983
Short-term debt, including current portion of long-term debt	221,908	118,448
Debentures	60,588	26,109
Taxes and tariffs payable	63,783	35,156
Advance from ticket sales	759,210	557,647
Salaries and payroll charges	194,128	134,048
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	1,993	27,073
Interest on own capital and dividends payable	137,269
Other	210,409	237,613

	2,363,444	1,793,210

Long-term liabilities
Obligation under financial lease	2,033,771	2,502,424
Long-term debt	230,864	151,405
Debentures	508,076	33,244
Return of Fokker 100 fleet	62,806	85,004
Provision for contingencies	722,761	654,101
Deferred income tax and social contribution	9,284
Deferred gain on sale-leaseback	179,526	213,360
Other	12,226	1,905

	3,759,314	3,641,443

Minority interest	2,744	1,843

Stockholders’ equity	1,531,898	620,151

Total liabilities and stockholders’ equity	7,657,400	6,056,647

(ii) Consolidated Statement of Operations under U.S. GAAP

	2006	2005	2004

Net operating revenue	7,329,637	5,633,580	4,520,371

Operating expenses
Personnel	878,179	666,243	543,605
Fuel	2,129,856	1,694,980	1,066,731
Aircraft and flight equipment lease	381,024	299,819	321,476
Selling and marketing	875,254	854,602	656,326
Landing, take-off and navigational tariffs	314,977	233,010	185,773
Depreciation and amortization	222,555	206,215	193,238
Maintenance (except personnel)	387,972	356,322	389,186
Services rendered by third parties	530,994	356,416	360,461
Aircraft insurance	35,077	39,644	52,714
Other	483,201	314,432	258,133

	(6,239,089)	(5,021,683)	(4,027,643)

Operating income	1,090,548	611,897	492,728

Financial income (expenses), net	151,911	32,345	137,308

Income before income tax and social contribution	1,242,459	644,242	630,036

Income tax and social contribution	(432,964)	(217,602)	(199,328)

Income before minority interest	809,495	426,640	430,708

Minority interest	(736)	(115)	(671)

Net income for the year	808,759	426,525	430,037

(iii) Condensed statement of stockholders’ equity movement under U.S. GAAP

	2006	2005	2004

At beginning of the year	620,151	(164,040)	(591,366)

Capital increase	34,316	33,160
Share issuance cost	(8,444)	(19,465)
Premium on subscription of shares	238,848	350,782
Dividends	(29,405)
Interest on own capital and dividends payable	(137,269)
Effect of applying SFAS 158 to pension plan	(241)

Cumulative translation adjustment	5,183	(8,870)	(2,045)
Changes in minimum pension liability		2,059	(666)
Net income for the year	808,759	426,525	430,037

Comprehensive income	813,942	419,714	427,326

At end of the year	1,531,898	620,151	(164,040)

(t) Business segments

Under BR GAAP, no separate segment reporting is required.

Under U.S. GAAP, SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”, defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which revenues or assets are generated and major customers.

SFAS 131 requires that segment data be presented in the U.S. GAAP financial statements in accordance with the internal information that is used by management for operating decision making, including allocation of resources among segments, and segment performance. This information results from the statutory accounting records kept under U.S. GAAP and BR GAAP, the Company considers that it has only one reportable segment.

(u) Additional disclosure – Advertising and Publicity expenses

Advertising and publicity expenses totaled R$ 46,495, R$ 58,705 and R$ 40,836 for the year ended December 31, 2006, 2005 and 2004, respectively, and are being classified as selling and marketing expenses.

The Company is analyzing the disclosure requirements of this new requirement and believes that its adoption will not have any significant impact on its financial position, operating result or cash flows.

(v) Recently issued accounting pronouncements

In March 2006, the FASB issued SFAS No. 156 – “Accounting for Servicing of Financial Assets”. SFAS 156 amends SFAS No. 140 – “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An equity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities.

By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements.

In July 2006, the FASB issued FIN 48, “Accounting for uncertainty in income taxes”, which prescribes a comprehensive model for how a Company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. Currently, the Company has no uncertain tax positions that will affect its tax return and therefore, the Company has concluded that the adoption of this standard will have no significant impact on its financial statements.

In September 2006, the FASB issued FAS 157, “Fair Value Measurement”, which clarifies and set up a framework for measuring fair value and expands disclosure about fair value measurement. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements, as of January 1, 2008.

In February, 2007, the FASB issued FAS 159 "The fair value option for financial assets and financial liabilities" including an amendment of FASB Statement 115 "Accounting for certain investments in debt and equity securities", permits the company to choose to measure many financial instruments and certain other itens at fair value. The Company is currently evaluation the impact that the application of this new standard will have on its financial statements, as of 2007.

* * *

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.